EXHIBIT 17.1

Lucas Energy, Inc.

To the Board of Directors of Lucas Energy, Inc.:

I, Peter K. Grunebaum, hereby resign as a member of the Board of Directors of Lucas Energy, Inc. effective as of March 1, 2013, due to health reasons.  Further, I represent and warrant that Lucas Energy, Inc. (the “Company”) does not owe me any back pay, unpaid compensation, severance pay, or any other unpaid obligations of any kind.

I further agree that I will preserve as confidential all confidential information including trade secrets, confidential knowledge, data or other proprietary information relating to processes, know-how, designs, formulas, developmental or experimental work, computer programs, data bases, other original works of authorship, business plans, financial information or other subject matter pertaining to any business of the Company.

Dated: March 1, 2013.

Very truly yours,

/s/ Peter K. Grunebaum
Peter K. Grunebaum